Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest LEGAL & GENERAL GROUP PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 HOLDING OF THE SHAREHOLDER NAMED IN 2	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 914945 - 185,180
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 775229 - 313,986
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 886603 - 2,000,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 775245 - 6,628,618
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 357206 - 33,395,267
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 866203 - 1,961,132
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 904332 - 122,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 916681 - 75,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED
a/c 360509 - 1,397,746

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		NOT APPLICABLE		NOT APPLICABLE

9.	Class of security ORDINARY SHARES OF 27.5p EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 29 JANUARY 2003

12.	Total holding following this notification 46,079,229 ORDINARY SHARES OF 27.5p EACH	13.	Total percentage holding of issued class following this notification 3.20%

14.	Any additional information	15.	Name of contact and telephone number for queries CAROLINE WEBB 020 7569 6075

16.	Name and signature of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification 30 JANUARY 2003